Exhibit 99.1

FIRST AMENDMENT TO
DISTRIBUTION AGREEMENT

This First Amendment, dated as of March 5, 2024 (the “First Amendment”), amends the Distribution Agreement, dated December 20, 2023 (the “Distribution Agreement”), between Royal Bank of Canada (the “Bank”) and the Agents party thereto. Capitalized terms used but not defined herein have the meanings set forth in the Distribution Agreement.

WHEREAS, the Bank and each Agent wishes to enter into this First Amendment; and

WHEREAS, the Bank and each Agent is executing this amendment as set forth herein pursuant to Section 12(d) (Suspension or Termination; Additional Agents; Amendments) of the Distribution Agreement.

NOW, THEREFORE, in consideration of the mutual covenants contained herein, and subject to the terms and conditions herein set forth, the parties hereto agree as follows:

Section 1. Amendments to Distribution Agreement. The Bank and each Agent agree that the Distribution Agreement is hereby amended by:

(a)	Amending clause (l) of Section 1 (Representations and Warranties of the Bank) of the Distribution Agreement by inserting the double-underlined text (example: double-underlined text) and deleting the stricken text (example: ~~stricken text~~) as set forth below:

(l)	~~at the earliest time after the filing of the Registration Statement that the Bank or another offering participant made a bona fide offer (within the meaning of Rule 164(h)(2) under the Act) of the Securities, and at the time of signing of the Terms Agreement, the Bank was not an “ineligible issuer” as defined in Rule 405 under the Act.~~ [reserved].

Section 2. Effectiveness. This First Amendment shall be effective as of March 5, 2024 and upon the execution of this First Amendment by the Bank and each Agent.

Section 3. GOVERNING LAW. THIS FIRST Amendment SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, UNITED STATES WITHOUT REGARD TO CONFLICTS OF LAWS PRINCIPLES THEREOF THAT WOULD RESULT IN THE APPLICATION OF THE LAW OF ANY OTHER JURISDICTION.

Section 4. Headings. All headings in this First Amendment are included only for convenience and ease of reference and shall not be considered in the construction and interpretation of any provision hereof.

Section 5. Binding Nature and Benefit. This First Amendment shall be binding upon and inure to the benefit of each party hereto and their respective successors and permitted transfers and assigns.

Section 6. Counterparts. This First Amendment may be executed in multiple counterparts, each of which shall be deemed an original and all of which, when taken together, shall constitute one agreement. Delivery of an executed signature page of this First Amendment by facsimile or other electronic transmission (e.g., “pdf” or “tif”) shall be as effective as delivery of a manually executed counterpart hereof. Any signature to this First Amendment may be delivered by facsimile, electronic mail (including pdf) or any electronic signature complying with the U.S. federal ESIGN Act of 2000 or the New York Electronic Signature and Records Act or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes to the fullest extent permitted by applicable law.

Section 7. No Modifications; No Other Matters. Except as expressly provided for herein, the terms and conditions of the Distribution Agreement shall continue unchanged and shall remain in full force and effect. The amendment granted herein shall apply solely to the matters set forth herein and such amendment shall not be deemed or construed as an amendment of any other matters, nor shall such amendment apply to any other matters.

[Signature pages follow]

2

This First Amendment is hereby confirmed and accepted as of the date first above written and shall constitute a binding agreement between the Bank and each Agent in accordance with its terms.

Accepted as of the date hereof:

Sincerely,

ROYAL BANK OF CANADA

By:	/S/ Jason Drysdale
Name:	Jason Drysdale
Title:	Executive Vice-President and Treasurer

This First Amendment is hereby confirmed and accepted as of the date first above written and shall constitute a binding agreement between the Bank and each Agent in accordance with its terms.

Accepted as of the date hereof:

RBC CAPITAL MARKETS, LLC

By:	/S/ Scott G. Primrose
Name: Scott G. Primrose
Title: Authorized Signatory

ANZ SECURITIES, INC.

By:	/S/ Paul White
Name: Paul White
Title: Head of Markets, USA

BARCLAYS CAPITAL INC.

By:	/S/ Jake Hartmann
Name: Jake Hartmann
Title: Director

BNY MELLON CAPITAL MARKETS, LLC

By:	/S/ Dan Klinger
Name: Dan Klinger
Title: MD

BOFA SECURITIES, INC.

By:	/S/ Allison Gladstone
Name: Allison Gladstone
Title: Managing Director

CAPITAL ONE SECURITIES, INC.

By:	/S/ Sam Baruch
Name: Sam Baruch
Title: Duly Authorized Signatory

CITIGROUP GLOBAL MARKETS INC.

By:	/S/ Adam D. Bordner
Name: Adam D. Bordner
Title: Managing Director

COMERICA SECURITIES, INC.

By:	/S/ Alex Sin
Name: Alex Sin
Title: Managing Director

COMMONWEALTH BANK OF AUSTRALIA

By:	/S/ Joseph Moore
Name: Joseph Moore
Title: Director

DBS BANK LTD.

By:	/S/ Lum Moe Tchun
Name: Lum Moe Tchun
Title: Managing Director

DESJARDINS SECURITIES, INC.

By:	/S/ Ryan Godfrey
Name: Ryan Godfrey
Title: Managing Director, Debt Capital Markets

DEUTSCHE BANK SECURITIES INC.

By:	/S/ Mary Hardgrove
Name: Mary Hardgrove
Title: Managing Director

By:	/S/ Shamit Saha
Name: Shamit Saha
Title: Director

FIFTH THIRD SECURITIES, INC.

By:	/S/ Maria Yamat
Name: Maria Yamat
Title: Managing Director

GOLDMAN SACHS & CO. LLC

By:	/S/ Ali Malik
Name: Ali Malik
Title: Managing Director

HSBC SECURITIES (USA) INC.

By:	/S/ Patrice Altongy
Name: Patrice Altongy
Title: Managing Director

HUNTINGTON SECURITIES, INC.

By:	/S/ Nicholas Muzychak
Name: Nicholas Muzychak
Title: Senior Managing Director

INSPEREX LLC

By:	/S/ A. Brad Busscher
Name: A. Brad Busscher
Title: CAO and General Counsel

J.P. MORGAN SECURITIES LLC

By:	/S/ Stephen L. Sheiner
Name: Stephen L. Sheiner
Title: Executive Director

KEYBANC CAPITAL MARKETS INC.

By:	/S/ Eric Peiffer
Name: Eric Peiffer
Title: Managing Director

MIZUHO SECURITIES USA LLC

By:	/S/ Julian Rudin
Name: Julian Rudin
Title: Authorized Signatory

MORGAN STANLEY & CO. LLC

By:	/S/ Howard Brocklehurst
Name: Howard Brocklehurst
Title: Managing Director

MUFG SECURITIES AMERICAS INC.

By:	/S/ Kimberly Boulmetis
Name: Kimberly Boulmetis
Title: Managing Director

NABSECURITIES, LLC

By:	/S/ Amanda Sparkman
Name: Amanda Sparkman
Title: Vice President

NATIONAL BANK OF CANADA FINANCIAL, INC.

By:	/S/ Robert D. Miller
Name: Robert D. Miller
Title: Managing Director

NATIXIS SECURITIES AMERICAS LLC

By:	/S/ Anthony V. Ferraro
Name: Anthony V. Ferraro
Title: Managing Director

By:	/S/ Deborah Marzetti
Name: Deborah Marzetti
Title: Vice President

RABO SECURITIES USA, INC.

By:	/S/ Jan Hendrik de Graaff
Name: Jan Hendrik de Graaff
Title: Managing Director

By:	/S/ Mehdi Manii
Name: Mehdi Manii
Title: Executive Director

REGIONS SECURITIES LLC

By:	/S/ Nicole Black
Name: Nicole Black
Title: Managing Director

SANTANDER US CAPITAL MARKETS LLC

By:	/S/ Richard Zobkiw
Name: Richard Zobkiw
Title: Executive Director

SG AMERICAS SECURITIES, LLC

By:	/S/ Eric Meunier
Name: Eric Meunier
Title: Global Head of DCM Financial Institutions

SMBC NIKKO SECURITIES AMERICA, INC.

By:	/S/ Thomas Bausano
Name: Thomas Bausano
Title: Managing Director

STANDARD CHARTERED BANK

By:	/S/ Rajan Bagri
Name: Rajan Bagri
Title: Managing Director, Head, FIG Capital Markets - Europe and Americas

TRUIST SECURITIES, INC.

By:	/S/ Robert Nordlinger
Name: Robert Nordlinger
Title: Authorized Signatory

UBS FINANCIAL SERVICES, INC.

By:	/S/ Elliott Appel
Name: Elliott Appel
Title: Executive Director

By:	/S/ Deep Gandhi
Name: Deep Gandhi
Title: Managing Director

UBS SECURITIES LLC

By:	/S/ John Sciales
Name: John Sciales
Title: Director

By:	/S/ Aaron Dupere
Name: Aaron Dupere
Title: Associate Director

U.S. BANCORP INVESTMENTS, INC.

By:	/S/ Julie Brendel
Name: Julie Brendel
Title: Managing Director

WELLS FARGO SECURITIES, LLC

By:	/S/ Carolyn Hurley
Name: Carolyn Hurley
Title: Managing Director

WESTPAC BANKING CORPORATION

By:	/S/ Mark van der Griend
Name: Mark van der Griend
Title: Executive Director